FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F               Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 42.6 g/t Au Over 32m at Keats West, Includes High-grade Interval of 171.6 g/t Au Over 6.5m

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 28, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from one diamond drill hole that was completed as part of a program designed to follow up on newly discovered high-grade gold at Keats West located west of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,650km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats West Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-960	25.35	35.25	9.90	2.08	Keats W
And	39.60	44.20	4.60	1.18
And	49.90	55.15	5.25	2.14
And	145.00	177.00	32.00	42.64
Including	151.35	152.30	0.95	14.05
And Including	156.65	157.55	0.90	86.60
And Including	159.40	161.30	1.90	24.06
And Including	162.05	162.95	0.90	29.68
And Including	163.75	164.35	0.60	24.50
And Including	165.70	167.00	1.30	16.26
And Including[2]	170.50	177.00	6.50	171.55
And Including	170.50	173.10	2.60	121.57
And Including	173.70	177.00	3.30	241.54

Table 1: Keats West Drilling Highlights

1Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60-70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. 2 Exception to including clause defined above, contains 3.25 g/t Au over 0.60m.

  Follow-up drilling targeting the new Keats West discovery area intersected 42.6 g/t Au over 32m in NFGC-22-960 that contains a higher-grade interval of 171.6 g/t Au over 6.5m and is situated at a vertical depth of 125m (Tables 1- 3). This intercept is located 200m down-plunge of previously reported 18.6 g/t Au over 15.95m in NFGC-22-773 (see November 23, 2022 release) and 25m along strike of previously reported intercept of 17.9 g/t Au over 4.2m in NFGC-22-681 (see September 27, 2022 release). These holes are all interpreted to occur within the same host structure (Figures 1-5).
  NFGC-22-960 also intersected a domain of near-surface, lower-grade gold mineralization over a cumulative width of 19.8m, within an interval of 29.8m, and demonstrating grades ranging from 1.18 to 2.14 g/t Au. Broad domains of lower-grade gold have now been intercepted in multiple holes over a footprint spanning 280m x 130m at Keats West (Figures 1 and 4).
  Keats West is open along strike and down-dip. Exploration drilling is ongoing with two drills working to expand on this new discovery.

Greg Matheson, COO for New Found stated: “Keats West is turning into a zone of special interest for New Found. Following today’s release, we have now seen gold grades from low through to high, both over impressive widths, indicating the presence of a strong gold mineralizing system.

What makes this 32m intercept notable is the number of significant assay intervals that are present throughout it. Nineteen assay intervals exceeded 10 g/t Au as shown in Table 3. This interval is comprised of a substantial damage zone containing a high-density of epizonal-style quartz veining throughout including a massive vein segment spanning a down-hole length of 6m (Figure 4).”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-960	25.35	35.25	9.90	2.08	Keats W
And	39.60	44.20	4.60	1.18
And	49.90	55.15	5.25	2.14
And	145.00	177.00	32.00	42.64
Including	151.35	152.30	0.95	14.05
And Including	156.65	157.55	0.90	86.60
And Including	159.40	161.30	1.90	24.06
And Including	162.05	162.95	0.90	29.68
And Including	163.75	164.35	0.60	24.50
And Including	165.70	167.00	1.30	16.26
And Including[2]	170.50	177.00	6.50	171.55
And Including	170.50	173.10	2.60	121.57
And Including	173.70	177.00	3.30	241.54

2: Summary of composite results reported in this press release for Keats West

1Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60% to 70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. 2 Exception to including clause defined above, contains 3.25 g/t Au over 0.60m.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
NFGC-22-960	145.00	145.80	0.80	1.18
NFGC-22-960	145.80	146.30	0.50	4.72
NFGC-22-960	146.30	147.00	0.70	4.08
NFGC-22-960	147.00	148.00	1.00	1.96
NFGC-22-960	148.00	149.00	1.00	1.17
NFGC-22-960	149.00	150.00	1.00	0.17
NFGC-22-960	150.00	150.60	0.60	1.26
NFGC-22-960	150.60	151.35	0.75	4.87
NFGC-22-960	151.35	152.30	0.95	14.05
NFGC-22-960	152.30	153.00	0.70	1.25
NFGC-22-960	153.00	154.00	1.00	1.25
NFGC-22-960	154.00	154.80	0.80	1.16
NFGC-22-960	154.80	155.80	1.00	4.17
NFGC-22-960	155.80	156.65	0.85	4.14
NFGC-22-960	156.65	157.55	0.90	86.60
NFGC-22-960	157.55	158.10	0.55	4.36
NFGC-22-960	158.10	159.00	0.90	5.85
NFGC-22-960	159.00	159.40	0.40	8.71
NFGC-22-960	159.40	160.05	0.65	35.10
NFGC-22-960	160.05	160.85	0.80	18.20
NFGC-22-960	160.85	161.30	0.45	18.55
NFGC-22-960	161.30	162.05	0.75	1.79
NFGC-22-960	162.05	162.35	0.30	11.25
NFGC-22-960	162.35	162.95	0.60	38.90
NFGC-22-960	162.95	163.75	0.80	6.76
NFGC-22-960	163.75	164.35	0.60	24.50
NFGC-22-960	164.35	165.30	0.95	1.39
NFGC-22-960	165.30	165.70	0.40	0.66
NFGC-22-960	165.70	166.55	0.85	10.10
NFGC-22-960	166.55	167.00	0.45	27.90
NFGC-22-960	167.00	168.00	1.00	1.89
NFGC-22-960	168.00	169.00	1.00	1.64
NFGC-22-960	169.00	170.00	1.00	1.74
NFGC-22-960	170.00	170.50	0.50	1.13
NFGC-22-960	170.50	171.50	1.00	122.00
NFGC-22-960	171.50	171.95	0.45	66.50
NFGC-22-960	171.95	172.35	0.40	368.00
NFGC-22-960	172.35	173.10	0.75	22.60
NFGC-22-960	173.10	173.70	0.60	3.25
NFGC-22-960	173.70	174.70	1.00	144.00
NFGC-22-960	174.70	175.40	0.70	149.50
NFGC-22-960	175.40	176.15	0.75	452.00
NFGC-22-960	176.15	176.55	0.40	468.00
NFGC-22-960	176.55	177.00	0.45	49.40

Table 3: Gold assay sample intervals

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-960	120	-45	378	657980	5427948

Table 4: Details of the drill hole reported in this press release

Queensway 400,000m Drill Program Update

Approximately 79% of the planned 400,000m program at Queensway has been drilled to date with ~65,052m of the core still pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 70% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated November 28, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 79% complete. The Company is well funded for this program with cash and marketable securities of approximately $55 million as of November 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 28, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer